KONECRANES®
Lifting Businesses™

RECEIVED
2007 APR 18 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE 82-4297

07022629

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

5 April, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 2 April, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

o.b.o. Liisa Siren-Salminen
Liisa Siren-Salminen
Communications Assistant

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

dlw 4/19

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 2 April, 2007 11.50 a.m.

JP MORGAN CHASE & CO INCREASED ITS HOLDING IN KONECRANES PLC

This is a notice under the Sècurities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in JPMorgan Chase & Co's and its subsidiaries' holdings in Konecranes Plc.

On 29 March, 2007 JPMorgan Chase & Co and its subsidiaries were in possession of 3 313 163 Konecranes shares being 5.497 % of the share capital and voting rights of Konecranes Plc. Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
J.P. Morgan Investment Management Inc.	153 073	0.254
JP Asset Management (Taiwan) Limited	40 560	0.067
JP Asset Management Limited	7 690	0.013
J.P. Morgan Asset Management (Japan) Limited	8 305	0.014
JP Morgan Asset Management (UK) Limited	3 062 876	5.082
J.P. Morgan Securities Ltd.	40 659	0.067
TOTAL	3 313 163	4.497

On the basis of a previous announcement, JPMorgan Chase & Co. and its direct and indirect subsidiaries were in possession of 4.881 % of the share capital and the voting rights of Konecranes Plc on 14 March, 2007.

Konecranes has a total of 60 272 220 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses ™ serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors, IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 2 April, 2007 3.15 p.m.

SUBSCRIPTION PERIOD FOR KONECRANES 2001 AND 2003 A-SERIES OPTION PROGRAMS ENDS

The subscription period for the A series options under Konecranes 2003 option program ended on 31 March, 2007. In total, 800,000 new shares were subscribed under the program, which increased Konecranes' share capital by EUR 400,000. The subscription rights for the 2003A series stock options were fully exercised.

The Konecranes 2001A option program ended on 31 March, 2007, and 508,400 new shares were subscribed under the program, which increased Konecranes share capital by EUR 228,000.

According to the decision made by the Annual General Meeting of Shareholders on 8 March, 2007, new shares subscribed for under Konecranes' option programs and recorded in the Trade Register will no longer increase the share capital, but will be booked entirely to the invested non-restricted equity fund. The Konecranes 2001A option program entitled to subscriptions of 600,000 shares in total. The option rights that were not exercised by the end of the subscription period are no longer valid. The terms and conditions of Konecranes' option programs are available at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses(TM), serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1,483 million. The Group has 7,500 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

END